Filed by URS Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Washington Group International , Inc.

Commission File No. of Subject Company: 001-12054
[The following was posted on URS Corporation’s internal website.]
Washington Group to Join URS Corporation
On May 28, URS Corporation and Washington Group International, Inc. jointly announced that we have agreed to join forces to create a single, top-tier engineering and construction services company. The combination will bring together two world-class organizations with the goal of creating a new leader in the industry.
Our two companies offer complementary services with little overlap, and together, we will be a more diversified and powerful “single-source” engineering provider with more than 54,000 employees in a network of offices worldwide. The combined company will have the resources and technical capabilities to meet our client’s diverse needs throughout the entire lifecycle of the project—from planning and design through construction to operations management.
This is an exciting time in the development of both companies. Our two organizations share a great deal in common, not only from a business perspective but culturally as well. Both URS and Washington Group have earned excellent reputations for the high caliber of our professional staff. We share similar values, including a commitment to operational excellence and to conducting business to the most stringent ethical standards. We are both committed to providing employees with unparalleled career opportunities and to the highest standards for workplace health and safety.
Additional information about the acquisition is included in the press release, which also is posted on this site. We expect the transaction to close in the second half of 2007 pending the customary regulatory approvals and approvals by the stockholders of URS and the stockholders of Washington Group.
In the meantime, we will continue to post information to keep you up-to-date about the progress being made as, together, we enter a new chapter in the history of our organizations.
Additional Information and Where to Find It
In connection with the proposed transaction, URS Corporation and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC’), including the filing by URS of a registration statement on Form S-4, and the filing by URS and Washington Group International, Inc. of a related preliminary and definitive joint proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636. In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above. Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007. Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended. These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.
Forward-Looking Statements
Statements contained in this communication that are not historical facts may constitute forward-looking statements, including statements relating to timing of and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including future financial results, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future benefits to stockholders and employees and future economic and industry conditions. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements. The Company believes that its expectations are reasonable and are based on reasonable assumptions. However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement. The potential risks and uncertainties include, but are not limited to: potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company; uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s ability to win or renew contracts; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in URS’ Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group to be filed, and other reports subsequently filed from time to time, with the Securities and Exchange Commission. These forward-looking statements represent only the Company’s current intentions, beliefs or expectations, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes any obligation to update any forward-looking statements.